CODE OF CONDUCT

CONTENTS 4 A message from Seadrill’s Chief Executive Officer, Anton Dibowitz Our Code 5 Introducing our Code of Conduct 6 Your commitment to the code 6 Protection against retaliation 7 Our managers’ responsibilities 8 Our values and the Code of Conduct 9 Commitment to health, safety and the environment 10 Commitment to our people 11 Commitment to ethical conduct 12 Working with third parties 13 Conflicts of interest 13 Gifts, entertainment and hospitality 14 Charitable donations and corporate citizenship projects 14 Human rights 14 Political activities 15 Competition and anti-trust laws 16 Customs, trade controls and economic sanctions 16 Insider trading 17 Commitment to financial management and control 17 Combatting financial crime 18 Commitment to communication and information security 18 Data protection 18 Electronic communication 19 Protecting Seadrill’s assets 19 Speaking for our organization 2 CODE OF CONDUCT CODE OF CONDUCT 3

A message from the CEO OUR CODE SEADRILL has been at the forefront of the offshore drilling industry for more than a quarter of a century. We have built ourselves a reputation as being a world-leader in Introducing our Code of Conduct offshore drilling. Over the years, we have developed the experience and skills needed to unlock energy safely and efficiently for our clients, anywhere in the world. Our Code of Conduct has been created to help you to understand our core values, and the standards of behavior that are expected of us all based on these values. With that experience comes a responsibility to our colleagues, to our clients, to our families and to ourselves. Our responsibility, as a world-leader in our industry, Our code applies to all entities controlled by Seadrill and all officers, directors, employees, is to conduct our business to the highest standards of ethics, integrity and honesty. as well as workers and third-party contractors. Our license to operate depends on this. We also seek to ensure that our business partners who represent Seadrill, including our This doesn’t mean simply complying with the letter of the various laws and regulations vendors, agents, consultants and other individuals or companies that provide that govern us. It means going beyond what is expected of us and leading by example in services on behalf of Seadrill, adhere to our code. the way that we do business and in the way that we behave towards our colleagues, our clients and all of our stakeholders. At Seadrill, we believe that our commitment to ethical conduct, integrity and honesty is paramount. Our code allows us to implement this commitment and sets standards of This Code of Conduct sets out the standards of behavior by which every single one behavior that we should adhere to at all times. of us is bound. By living up to our values and adhering to our code, we will be helping to ensure that our You should see the code as a moral guide by which we can all judge what is right in any colleagues and clients as well as the communities in which we operate, will be able to given situation. Not following the code may impact negatively on Seadrill’s corporate put their full trust in us. In so doing, we will be protecting the reputation and long-term reputation, and could lead to disciplinary action or dismissal for the individual success of our business. concerned. The code is deliberately broad in scope and does not go into detail about specific You should therefore familiarize yourself with its contents, and ensure that you follow situations or scenarios. It aims to provide guidance. Within the code there are links it day in and day out. to specific Seadrill policies and directives, click on these for additional information. If you have any queries or concerns about the code, about how you should behave in If you need advice about a particular situation, then do not hesitate to discuss it with a specific situation, or if you are aware of a situation that you believe your line manager. They are there to support you too. may be in violation of the code, you should speak to your line manager or a member of the Compliance department. I am relying on you to not only know the code, but to uphold it, be proud of it, and live the code so that it truly becomes the foundation on which we do business. ANTON DIBOWITZ Seadrill’s Chief Executive Officer 4 CODE OF CONDUCT CODE OF CONDUCT 5

Our managers’ responsibilities If you are a manager at Seadrill, you must ensure that everyone working for you, directly or indirectly, has read and committed to our code. Your commitment to the code As a positive role model, managers are expected to set the right tone, encourage You are responsible for complying with our Code of Conduct at all times. This employees to speak up, listen and respond appropriately to concerns when they responsibility includes raising questions and concerns if you become aware are raised, and help ensure that no one experiences retaliation for making a report of possible violations of our code and cooperating with any investigations. or co-operating in an investigation. Reports can be made to: • Your manager, or any other manager • The Chief Compliance Officer, or another member of the Compliance department The ethical decision model • The Audit Committee If you are faced with an ethical issue or dilemma, • Seadrill’s Integrity Channel (where reports can be made anonymously), ask yourself the following questions: access details for which can be found at the back of this code and at www.seadrill.com • Is it legal? • Is it necessary? Protection against retaliation • Is it justifiable? Seadrill does not tolerate any form of retaliation against anyone who makes • Does it feel right? a good-faith report and/or participates in investigations for known or • Is it in line with our values? suspected violations of our values or our code. You should report any form of • Does it comply with our Code of Conduct? retaliation experienced by you or anyone you know. • Would I be comfortable if this became public? Retaliation can take many forms, for example: threats, intimidation, exclusion, raising issues maliciously or in bad faith, disciplinary action or termination. • Could it cause any risk to me or to Seadrill? 6 CODE OF CONDUCT CODE OF CONDUCT 7

Our values and the Code of Conduct

At Seadrill, we have five core values that underpin everything that we do. Our working culture is based on these values and they represent the very essence of what we are all about.

Our values and our Code of Conduct go hand in hand; our code is based on our values, and our values are implemented through our code. They each provide you with an understanding of what is expected of you as a Seadrill employee. By living our values and our code in all that you do, you will be helping to ensure the long-term success of our business.



Be safety conscious

We look out for each other because we don't want anyone to get hurt at work. We plan thoroughly so what we do is executed safely. We follow our processes and procedures according to our management system. We respond immediately to unsafe or unsatisfactory conditions.

Be accountable

We display integrity in everything we do. We operate correctly first time, and deliver what we promise. We constantly challenge ourselves and others to find smarter ways of working. We work diligently to achieve best practice.

Be inspirational

We share knowledge, ideas and information with each other – and our customers. We listen to our customers and our colleagues and act on what they say. We build enthusiasm around us. We reward great performance and use it as an example to be followed. We set the standard in operational and safety performance.

Be loyal

We act in accordance with Seadrill's values. We respect decisions once they've been made. We are Seadrill's biggest advocates.

Be proactive

We are innovative and inventive, and are continually on the lookout for better solutions. We embrace change; we don't resist it. We are creative and use our initiative but stay within Seadrill's policies and procedures. We seek out new opportunities.

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Commitment to health, safety and the environment

Health and safety

At Seadrill, we continually strive to create a safe workplace where there are no accidents and no one gets hurt. We expect all our employees and everyone who works with us to demonstrate safe behavior every day. We take responsibility for our own and others' safety through proper planning and implementation, conducting our operations to the highest standards and respecting the natural environment. We take the time to carry out the necessary inspections and maintenance, stopping operations where necessary and immediately reacting to unsafe acts and conditions.

Health Policy [Pol-00-0003] →

Safety Policy [Pol-00-0005] →

Environmental sustainability

We are committed to protecting the environment and working in the best interests of the communities in which we operate. We believe that a sustainable business is a business that has a clear understanding of its environmental impact, and has policies in place to reduce that impact.

We all have a responsibility to make the protection of the environment in which we work a personal priority. Just as we have a corporate responsibility to protect the environment wherever we do business.

Environmental Policy [Pol-00-0004] →





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Commitment to our people

Diversity, equality and inclusion

We strive for a workplace in which diversity is valued and in which every employee has the opportunity to develop skills and talents consistent with our core values. At Seadrill we hire, promote and reward our employees based on their capabilities and skills.

Discrimination is prohibited. Work-related decisions should be made based on merit, and not on age, gender, race, sexuality, nationality, religious or ethnic background or on any other basis prohibited by the laws that govern our operations.

Harassment or intimidation of any form is not tolerated at Seadrill. We believe that everyone has the right to be treated with dignity and respect. Furthermore, we expect everyone to uphold their personal responsibility to behave in a manner that is not offensive to others.

What is harassment?

At Seadrill, harassment is regarded as any form of inappropriate conduct that has an effect of creating an intimidating, hostile or offensive work environment or that may be reasonably perceived to affect an individual's employment opportunity or opportunities for training or promotion.

Diversity Policy [Pol-00-0007] →

Drugs and Alcohol

Seadrill is a drug and alcohol-free workplace. The use of drugs and alcohol can affect everyone's safety. The use, sale, purchase, manufacture, distribution, possession or consumption of either substance is prohibited on company premises, with the exception of medically prescribed drugs.

A senior company manager may occasionally authorise the limited consumption of alcohol at Seadrill's onshore premises, or at a company event. You are always expected to drink responsibly on these occasions.

Use of drugs and/or alcohol offshore

The use of non-prescription drugs and alcohol offshore is strictly prohibited at all times. Any contravention of this policy can lead to immediate dismissal.

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Commitment to ethical conduct

Anti-bribery and corruption

Seadrill has a zero-tolerance attitude towards bribery and corruption.
We comply with all applicable bribery and corruption-related laws and require everyone we work with to do the same.

Anyone representing Seadrill, whether employee, business partner, or any other form of representative is prohibited from offering, promising, giving or authorizing the giving of bribes, kick-backs or other similar payments and benefits (including facilitation payments), directly or indirectly, to any person. This prohibition applies to the offering, promising, giving or authorizing of not just money, but also anything else of value, to both Public Officials and individuals working in the private sector. Seadrill also prohibits anyone representing us, from, directly or indirectly, soliciting, agreeing to receive or accepting any forms of bribe.

Who is a "Public Official"?

This term includes:

- elected or appointed officials at all levels of government
- anyone who is employed by a government or a government-owned or controlled entity (e.g., employees of PEMEX, Petrobras, Saudi Aramco, Sonangol, Statoil)
- employees of public international organisations (e.g., the United Nations, European Union, World Bank)
- officials of political parties or candidates for public office

What is a 'facilitation payment'?

A facilitation payment (also known as a 'grease' payment) is typically a small value payment, made to speed up the performance of administrative services. An example would be where a port official requests an additional payment in order to clear goods through customs.

Seadrill prohibits the making of facilitation payments. The only exception to this is where an employee has a reasonable and genuine belief that his or her personal safety is at risk. In those circumstances a payment may be made, however full details of the incident and the amount paid must be reported to Seadrill's Chief Compliance Officer immediately.

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Working with third parties

A range of individuals and companies provide services to Seadrill. These include agents, consultants and vendors. Some of these business partners deal with Public Officials on our behalf. For example, we periodically engage customs brokers, visa agents, shipping agents and other such service providers to assist in obtaining permits, licenses and registrations.

Engaging a third party to represent us can present a bribery risk to our company and our people, since Seadrill and its employees can be held responsible for any misconduct by a third party. We always follow Seadrill policy before engaging a business partner.

Most of the bribery cases that have been prosecuted around the world have involved the use of intermediaries in some way. No Seadrill business partner should be permitted to do anything on the Company's behalf or for the Company's benefit that Seadrill may not legally do itself.

Ethical Conduct Policy [Pol-37-0001] →

Compliance with Anti-Bribery & Corruption Laws Directive [DIR-01-0002] →



Conflicts of interest

We avoid any conflicts of interest and always act in the best interests of Seadrill. We can never let our personal interests or activities conflict, or appear to conflict, with the interests of the company. A conflict of interest may occur if a personal interest impacts on your ability to make an objective decision for Seadrill.

An actual or potential conflict of interest can damage our business and reputation, so it is important to report the conflict of interest as soon as you become aware of it.

Types of situations where a conflict of interest may occur:

- Having another job with a competitor, customer or supplier
- Working with close relatives, either within Seadrill or externally (e.g. a customer or supplier)
- Serving as a board member of another organization

What should I do if I believe I might have an actual or potential conflict of interest?

Speak to your line manager or HR. Follow instructions as to how to address such a conflict of interest. If the suspected conflict relates to another employee, you should raise it through any of Seadrill's reporting channels.

Gifts, entertainment and hospitality

Giving or receiving gifts, entertainment or hospitality for a legitimate business purpose in accordance with commonly accepted business custom is permissible, however we never offer or accept anything of value that may impact, or be perceived to impact, on our ability to make an objective and professional business decision.

We always comply with Seadrill's requirements to declare - and in some circumstances, obtain prior approval for – gifts, entertainment or hospitality offered or received.

Gifts, Entertainment and Other Business Courtesies Directive [DIR-37-0252] →

It is never acceptable to offer or receive cash (or a cash equivalent, such as a gift card).

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Charitable donations and corporate citizenship projects

We are proud of our efforts to assist the communities in which we work around the world. However, even an apparently legitimate charitable donation or corporate citizenship project can carry the risk of being seen as an attempt to improperly influence an individual connected with the charity or project, to persuade them to act in a way that is favorable to Seadrill. Always check Seadrill policy before making a charitable donation or commencing a corporate citizenship project.

Human rights

We seek to play a positive role wherever we work by conducting business in accordance with internationally-recognized human rights standards. We support the UN's Universal Declaration of Human Rights and are committed to helping to eliminate human rights abuses such as forced labor and human trafficking. We monitor our business and supply chain to ensure that no form of slavery or human trafficking is taking place.

Political activities

Political contributions or support of any kind to political candidates, political parties and political party officials on behalf of Seadrill are prohibited.

Our policy on political contributions is not intended to restrict you making personal political contributions or otherwise participating in personal political activities on your own behalf, outside of your employment with Seadrill, and using your own resources. However, you are not permitted to use or mention your position at Seadrill to add credibility to any such activities.

When considering offering or agreeing to make a charitable donation you must never:

- Make a donation in an exchange of favors, even if the recipient organisation is a legitimate charity
- Make a donation if it would confer a personal benefit
- Make a donation if there has been a promised or implied business benefit, or a threat issued in connection with the request for a donation

What are my responsibilities as a Seadrill Employee?

Be aware of circumstances where you might encounter human rights violations, such as forced or child labor by suppliers or customers and report any suspected breach or concern.

Human Rights →

Competition and anti-trust laws

We comply with anti-trust and similar laws that regulate competitive behavior. These laws are intended to ensure that markets for goods and services operate effectively and free from undue restraints on competition. Practices that are prohibited typically include:

- Exchanges of information with competitors
- Price fixing
- Allocating products, customers or territories
- Otherwise improperly influencing the market place or the outcome of a bidding process

You should never have formal or informal discussions with competitors regarding:

- Price (or any matters affecting price, such as bid terms)
- Company costs, including any cost components or methods of computing costs
- Confidential future plans, including those relating to sales and marketing strategy

Trade associations provide a valuable service for their members. For example, they may conduct market research programs, track current industry issues, engage in public relations activity and collect and distribute industry statistics. However, since trade associations are composed of a group of competitors, particular care should be taken to ensure there can be no suggestion of anti-competitive behavior. You must immediately leave any meeting or other event if competitively sensitive issues are introduced. Ensure your departure is noted and report the matter to a member of the Legal or Compliance department.

You must seek advice from a member of the Legal or Compliance department if you are invited to attend a meeting that might risk contravening competition laws.

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Customs, trade controls and Commitment to financial economic sanctions management and control We comply with the laws concerning the import and export of goods and Financial integrity and accuracy of our books services in every country where Seadrill does business. We also comply and records with applicable economic sanctions. These sanctions can be complex and often require detailed analysis. If you have any doubt about the All Seadrill books, records and reports, of whatever nature, propriety of any transaction under customs, trade or economic sanctions must be prepared with the utmost care and honesty. regulations you should consult a member of the Legal or Compliance They must be complete, sufficiently detailed and always department. accurately reflect our transactions. We act in accordance with the law, any governmental What is meant by ‘economic sanctions’? requirements, as well as applicable technical and professional standards in all aspects Economic sanctions are commercial and financial penalties applied by one or of our reporting. more countries against a targeted country, group, or individual. These sanctions can include various forms of restrictions on business activities and financial Seadrill personnel must never knowingly make an untrue or inaccurate statement in any transactions. form of financial statement, or any other type of business record (e.g. a HSE test or inspection report), nor influence anyone else to do so. Insider trading If you suspect that any form of fraudulent activity has taken place you must report this immediately. As a public company, Seadrill is subject to a number of laws concerning the purchase of shares and other publicly traded securities. Company QUESTION: My colleague told me that, at the request of his country manager, he policy prohibits employees and their family members from trading recorded a contract win in March, although the contract was not signed until April. securities while in possession of material, non-public information relating Is this acceptable? to Seadrill. Failure to comply may subject you (or your family members) to criminal or civil penalties, as well as to disciplinary action by Seadrill up to ANSWER: No. False or misleading entries should never be made, even if this may enhance Seadrill’s results for a particular quarter, or financial year. and including dismissal. If you have any doubt as to whether you possess material non-public information, you should contact your manager, a member of the Legal department or the Company Secretary. Combatting financial crime Information is “material” when there is a substantial likelihood that a reasonable We all play our part in reducing financial crime by complying with applicable anti-money investor would consider the information important in deciding whether to buy, hold or sell securities. For example: earnings announcements, the gain or loss of a laundering and anti-terrorism laws, as well as laws intended to reduce the opportunity contract, an upcoming merger or acquisition, or a significant new technology being for tax evasion. developed. We will only conduct business with reputable customers and business partners involved Information is considered to be “public” only when it has been released to the in legitimate business activities, with funds derived from legitimate resources. We must public through appropriate channels and enough time has elapsed to permit the be vigilant and report if we suspect that any customer or business partner transaction investment market to absorb and evaluate the information. may be improper. Insider Trading Regulations [DIR-37-0043] Money laundering is the process by which individuals or entities try to conceal the origins of illegally obtained money, typically by means of transfers involving foreign banks or legitimate businesses. 16 CODE OF CONDUCT CODE OF CONDUCT 17

Commitment to communication and Protecting Seadrill’s assets information security We all have a duty to look after and protect Seadrill’s assets from theft and loss. This includes Seadrill’s tangible assets, such as laptops, Confidentiality and proprietary information phones and vehicles, as well as intangible assets, including trade We always protect the company’s confidential and proprietary secrets and confidential information. We have a responsibility to use information. Those of us with access to non-public information these assets for legitimate business purposes and to ensure they are concerning Seadrill’s business, financial results and only used by authorized personnel. prospects and potential corporate transactions must protect the confidentiality of this information, and only use it for Speaking for our organization appropriate business purposes. In order to promote and protect our corporate reputation, it is Information Classification and Handling essential that our communications are clear, accurate, consistent and Directive [DIR-37-0179] responsible. As such, only certain authorized persons can talk to the Confidential information includes media or investment community. If you are contacted by either of these, such items as non-public you must direct them to Corporate Communications or Corporate Investor Data protection information concerning Seadrill’s Relations, as appropriate. business, financial results and We respect the confidentiality of the personal information we prospects and potential corporate You should not participate in discussions of any Seadrill business in handle about our employees and any other individual that we transactions. any public online forum as this may give rise to a violation of our work with, and comply with all applicable laws regulating data confidentiality policy, or subject Seadrill to legal action. protection. Proprietary information includes assets such as patents, trademarks, and copyrights. Personal Data Directive [DIR-37-0341] Communication Policy [DIR- POL-00-0009] You must also protect others confidential or proprietary Electronic communication information should it come into Social Media [DIR-37-0125] your possession. We use our company systems for business purposes. All emails, text messages, instant messages, and other electronic External Communication and Press Releases [DIR-37-0130] communications must be composed in a professional manner. What is electronic communication? We don’t have an expectation of privacy when using company systems, as Seadrill has the right to inspect all All aspects of voice, video, and communications and records held on company systems, within data communications, such as the confines of applicable laws. We may use the systems for voicemail, e-mail, fax, and the incidental personal use but we accept that all communications internet. we make on them are company property. What are company systems? Company systems include Information Services Policy [Pol-00-0002] electronic communications equipment, software, systems Acceptable Use of IS Systems & Services or other facilities provided by [DIR- 37- 0067] Seadrill for business use 18 CODE OF CONDUCT CODE OF CONDUCT 19

Our Integrity Channel

If you become aware of a possible violation of our code you must report you concerns. One of the ways you can do this is through Seadrill's Integrity Channel, which you can access using the following numbers:

- United Kingdom: +0800 374199
- United States: +1 877 533 5310
- Freephone: +0044 1249 661 808

The entire list of local numbers can be found at:

https://www.seadrill.com/investors/corporate-governance/integritychannel

You can also submit an online report at:

wrs.expolink.co.uk/seadrill


Seadrill
WEST TELLUS
WEST TELLUS

20 CODE OF

Our Code of Conduct sets forth the expectations we have of our people and our business partners, and helps us conduct our business with the utmost integrity. We thank you for your commitment to performing your role with the highest ethical standards. If you have any questions relating to the code, please contact your line manager, or a member of the Compliance department. SETTING THE STANDARD https://www.seadrill.com